Zodiac Exploration Inc.
TSX VENTURE: ZEX
November 28, 2012

Zodiac Exploration Announces Release of 2012 Annual Results

CALGARY, ALBERTA   Zodiac Exploration Inc. (“Zodiac” or “the Company”) (TSX VENTURE:ZEX) announces that it has filed its audited financial statements, management’s discussion and analysis, annual information form and statement of reserves data and other oil and gas information for the year ended September 30, 2012 on SEDAR at www.sedar.com.

During the year, Zodiac incurred a net loss of $27.6 million after recognizing an asset impairment of $23.2 million.

As at September 30, 2012, Zodiac had $20.4 million in cash and $20.4 million in working capital.

Subsequent to year end the Company signed a definitive farmout agreement with Aera Energy LLC, a large California operator, whereby Aera has acquired the right to earn a 50% interest in approximately 19,600 net acres of Zodiac lands located in Kings County, California. Under the terms of the Farmout Agreement, Aera will pay 100% of the cost of one vertical well and one horizontal well to be drilled on the Zodiac controlled Farmout Lands.  Also, Aera will pay 100% of the cost of one additional vertical well and one additional horizontal well to be drilled adjacent to the Farmout Lands.   Zodiac will retain a carried working interest of 12.5% (before payout) and 25% (after payout) in the four earning wells.

Zodiac continues to engage in discussion with additional, potential joint venture partners on its other lands located in California.  Zodiac controls approximately 86,000 net acres in Kings County, prior to any earning by Aera under the Farmout Agreement.

About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California, USA. Zodiac has an accumulated land base of approximately 86,000 net acres in Kings and Kern Counties, California.  Zodiac believes that its acreage position contains unconventional (low permeability) as well as conventional light oil prospects.

For more information, please contact

Zodiac Exploration Inc.
Murray Rodgers President & CEO (403) 444-7844

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.